

07003126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50721

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stuart Portfolio Consultants, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1449 Lexington Avenue, Suite 3B
(No. and Street)

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

New York (City) NY (State) 10128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Oltchick (212 360-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salibello & Broder LLP
(Name – *if individual, state last, first, middle name*)

633 Third Avenue, 13th Floor (Address) New York (City) NY (State) 10017 (Zip Code)


FEB 28 2007
WASH. D.C.
156
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart Oltchick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stuart Portfolio Consultants, L.P., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PAUL ORIOL
Notary Public State of New York
Qualified in Bronx County
No. 01OR5050069
Commission Expires 10-2-2009

Notary Public

Signature

CEO & COO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STUART PORTFOLIO CONSULTANTS L.P.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION

As of December 31, 2006
With Independent Auditors' Report
And Independent Auditors' Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Salibello & Broder LLP
Certified Public Accountants

CONTENTS

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

To the Partners of
Stuart Portfolio Consultants LP
New York, New York

We have audited the accompanying statement of financial condition of Stuart Portfolio Consultants L.P. (the "Partnership") as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Partnership at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Salibello & Broder LLP.

February 26, 2007

STUART PORTFOLIO CONSULTANTS L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Assets

Cash and cash equivalents	$ 176,471
Consulting fees receivable	1,153,589
Securities owned, at fair value	46,185
Prepaid pension	99,249
Deferred tax asset	1,414
Other assets	17,373
Total assets	$ 1,494,281

Liabilities and Partners' Capital

Liabilities:	
Accounts payable	$ 66,425
Income taxes payable	41,488
Total liabilities	107,913
Partners' capital	1,386,368
Total liabilities and partners' capital	$ 1,494,281

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and nature of business

Stuart Portfolio Consultants L.P. (the "Partnership") was formed on January 28, 1998 under the laws of the state of Delaware as a limited partnership. The Partnership is registered as a broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. and is registered with the National Futures Association. The Partnership earns consulting fees by acting as a selling agent for private placement investments or direct participation interests in other investment vehicles. Accordingly, the Partnership does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities. Fees from these activities are earned quarterly based on a percentage of the fees charged by the investment partnerships to the underlying investors. The General Partner of the Partnership is Stuart Portfolio Consultants LLC (the "General Partner").

Note 2 - Summary of significant accounting policies

Basis of presentation

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statement and accompanying notes. The General Partner believes that the estimates utilized in preparing its financial statement are reasonable and prudent; however, actual results could differ from these estimates.

Revenue recognition

The Partnership recognizes consulting fees on an accrual basis consistent with the terms of the underlying investor referral agreements.

Securities owned

Securities owned are stated at fair value with unrealized gains or losses reflected in income or expense.

Income taxes

The statement of income includes a provision for New York City Unincorporated Business Tax. Federal and state income taxes have not been provided since each partner is individually liable for his or her own federal and state tax payments.

Deferred New York City Unincorporated Business Tax is recorded on the difference between the financial statement and tax basis of assets and liabilities. The temporary differences, which give rise to deferred taxes, include unrealized gains from the Partnership's investments.

Note 2 - Summary of significant accounting policies (continued)

Income taxes consist of the following:

Current New York City Unincorporated Business Tax	$ 108,135
Deferred New York City Unincorporated Business Tax	(3,352)
Total	$ 104,783

Concentrations of credit risk

The Partnership maintains its cash balance at several financial institutions. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Partnership's cash balances at its financial institutions exceeded this limit by approximately $76,000.

In the course of its business, the Partnership enters into engagements with various clients. In the event clients do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Partnership's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients. The Partnership estimates the allowances relating to accounts receivable based on historical collections trends, type of customer, the age of outstanding receivables and existing economic conditions. Allowances relating to accounts receivable have not been provided for based upon the Partnership's periodic review. Past-due receivable balances are written-off when the Partnership's internal collection efforts have been unsuccessful in collecting the amount due. There were no accounts receivable amounts written-off in 2006.

Fair value of financial instruments

The fair value of the Partnership's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", approximates the carrying amounts presented in the statement of financial condition.

Note 3 - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. As a registered broker-dealer, minimum net capital of the greater of 6-2/3% of aggregate indebtedness, as defined, $5,000 or the minimum requirement of any other exchanges the registered broker-dealer belongs to. The Partnership also is subject to the Commodity Futures Trading Commission's (the "CFTC") minimum financial requirements (Regulation 1.17). Under the "net capital rules" of the CFTC, the Partnership, as an introducing broker, is required to maintain net capital, as defined, of

Note 3 - Net Capital Requirements (continued)

$45,000. At December 31, 2006, the Partnership's net capital of $99,532 was $54,532 in excess of its required net capital of $45,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2006, the Partnership's ratio of aggregate indebtedness to net capital was 1.08 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if certain capital requirements are not met.

Note 4 - Commitments

The Partnership has a three-year lease agreement for office space that ends on November 30, 2007. Annual rent under the agreement is $32,250. The Partnership has a security deposit in the amount of $5,375, which will be returned at the end of the lease term and is included in the statement of financial condition in other assets.

Note 5 – Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2006.

Note 6 - Pension plan

The Partnership maintains a qualified noncontributory defined benefit pension plan (the "Plan") covering all employees. The benefits are based on years of service and the employee's compensation prior to retirement. The pension expense calculations are calculated by the Partnership's actuary using the Projected Unit Credit Cost Method. The Partnership's funding policy is to contribute at least the minimum annual amount permitted under the Employee Retirement Income Security Act of 1974.

The following table sets forth the funded status of the Plan as of December 31, 2006:

Accumulated benefit obligations	$	605,014
Projected benefit obligations	$	817,390
Fair value of plan assets		796,494
Funded status	$	(20,896)

As of December 31, 2006, there was no additional minimum liability

STUART PORTFOLIO CONSULTANTS L.P.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note 6 - Pension plan (continued)

Weighted - average assumptions as of December 31, 2006:	
Discount rate	5.5% *
Expected rate of return on plan assets	7.00%
Rate of compensation increase	3.50%

* The assumptions used for the end of year disclosure are the same as above.

The Partnership's expected rate of return on plan assets is determined by the plan assets' historical investment performance, current asset allocation, and estimates of future returns by asset class.

The Partnership's pension plan asset allocation at December 31, 2006, by asset category is as follows:

Mutual funds	64.2%
Money market funds	.3
Partnerships	35.5
Total	100.0%

The Partnership's investment policy for plan assets is to manage the portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds.

The Partnership contributed $326,475 to its pension plan in 2006. The Partnership expects to contribute approximately $326,000 to its pension plan in 2007.

No benefits are expected to be paid in 2007, 2009, 2010, 2011 and the five years thereafter. The Partnership expects to pay benefits amounting to $1,260,985 during the year ending December 31, 2008, which includes an amount for expected future service.

Note 7 - Nonmonetary transactions

On June 20, 2006 the Partnership donated 1,500 shares of stock to a charitable organization. The donation was a nonreciprocal transfer. The nonreciprocal transfer was recorded at a fair value of $61,266.

SUPPLEMENTARY INFORMATION

SCHEDULE I

STUART PORTFOLIO CONSULTANTS L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

Partners' Capital			$ 1,386,368
Non-allowable assets:			
Consulting fees receivable	$ 1,153,589		
Less: Offsetting payables	34,493	$ 1,119,096	
Prepaid pension		99,249	
Deferred tax asset		1,414	
Other assets		17,373	1,237,132
Net capital before haircuts			149,236
Haircuts on securities:			
Securities owned, at fair value		46,185	
Money market accounts		3,519	49,704
Net capital			$ 99,532
Minimum net capital requirement			$ 45,000
Excess net capital			$ 54,532
Aggregate indebtedness			$ 107,913
Ratio: Aggregate indebtedness to net capital			1.08 to 1

Reconciliation with Company's computation (included in part II of Form X-17a-5 as of December 31, 2006):

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 108,320
Adjustments:	
Additional partners capital	219,843
Additional consulting fees receivable	(128,444)
Deferred tax asset	(1,414)
Prepaid pension	(99,249)
Additional offsetting payable against consulting fee receivable	476
Net capital per above	$ 99,532

SCHEDULE II

STUART PORTFOLIO CONSULTANTS L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Partnership operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners of
Stuart Portfolio Consultants L.P.
New York, New York

In planning and performing our audit of the statement of financial condition and supplemental schedules of Stuart Portfolio Consultants L.P. (the "Partnership") as of December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's statement of financial condition that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the statement of financial condition will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salibello & Broder LLP

February 26, 2007

END